Mail Stop 6010
      July 14, 2005


VIA U.S. MAIL AND FACSIMILE (650) 802-2880

Gregory Lichtwardt
Chief Financial Officer
Conceptus, Inc.
1021 Howard Avenue
San Carlos, CA  94070


      Re:	Conceptus, Inc.
		Form 10-K for the year ended December 31, 2004
      Filed March 31, 2004
		File No. 000-27596

Dear Mr. Lichtwardt:


      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 25

Results of Operations, page 31
1. We see from the significant customer disclosure (page 63) that customers "C, E and F", who accounted for a combined 70% of your revenue in 2003, each accounted for less than 10% of your revenue in
2004. To the extent important to an understanding of your revenues and trends therein, MD&A in future filings should address changes in significant customers.

Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies, page 61

Revenue Recognition, page 65
2. We note from page 15 that you provide a training program for the use of the Essure product, including one on one training sessions for new physicians who have pre-scheduled Essure procedures. We also note that you are required to have a professional trainer in attendance during a physician trainee`s initial procedures. Tell us how you account for product revenues in transactions where you have training obligations and show us that your accounting is appropriate in GAAP. Also, tell us whether revenue is allocated to training services, and, if so, how the amount of that revenue is measured and recognized. Tell us how your practices consider the guidance from EITF 00-21. Unless insignificant, please make accounting policy disclosure about this matter in future filings.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3605 if you have questions.  In this regard, please do not
hesitate to contact Brian Cascio, Accounting Branch Chief, at
(202)
551-3676 with any other questions.


      Sincerely,



      Gary Todd
      Reviewing Accountant

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Mr. Lichtwardt
Conceptus, Inc.
July 14, 2005
Page 3